Filed pursuant to Rule 433

Registration No. 333-238461

February 4, 2021

Final Term Sheet

USD 1,000,000,000 SOFR Floating Rate Global Notes due 2024

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	USD 1,000,000,000

Denomination:	USD 200,000

Date of Pricing:	February 4, 2021

Closing Date:	February 12, 2021

Maturity Date:	February 12, 2024

Redemption Amount:	100%

Rate of Interest:	SOFR Average as defined in the preliminary pricing supplement dated February 4, 2021 (the “Preliminary Pricing Supplement”) plus the Margin (as defined below)

Margin:	1.00% per annum

Interest Commencement Date:	February 12, 2021

Interest Payment Dates:	Quarterly in arrears every February 12, May 12, August 12 and November 12, commencing on May 12, 2021.

Interest Period:	The period from (and including) the Interest Commencement Date to (but excluding) the first Interest Payment Date and thereafter from (and including) each Interest Payment Date to (but excluding) the next following Interest Payment Date.

Interest Determination Date:	The fifth U.S. Government Securities Business Day (as defined in the Preliminary Pricing Supplement) prior to the Interest Payment Date of the relevant Interest Period.

Observation Period:	In respect of each Interest Period, the period beginning (and including) the date five U.S. Government Securities Business Days prior to the first day of the relevant Interest Period and ending (but excluding) the date five U.S. Government Securities Business Days prior to the relevant Interest Payment Date for the relevant Interest Period.

Minimum Rate of Interest:	0.00%

Currency of Payments:	USD

Price to Public/Issue Price:	102.603%

Underwriting Commissions:	0.00%

Proceeds to Issuer:	102.603%

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Business Day:	London, Frankfurt and New York

Business Day Convention:	Modified following, adjusted

Day Count Fraction:	ACTUAL/360

Governing Law/Jurisdiction:	German law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

ISIN:	US500769JK15

CUSIP:	500769JK1

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

Ratings of Issuer:[1]	Aaa by Moody’s Investors Service, AAA by Scope Ratings and AAA by S&P Global Ratings

Managers:	BMO Capital Markets Citigroup TD Securities

Stabilization Manager:	The Toronto-Dominion Bank

Calculation Agent:	Citibank N.A., London Branch

Registrar:	Citibank N.A., London Branch

Paying Agent:	Citibank N.A., London Branch

Additional Paying Agent:	Citibank Europe Plc, Frankfurt Branch

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov.

The preliminary pricing supplement relating to the notes is available under the following link: https://www.sec.gov/Archives/edgar/data/821533/000119312521028251/d120168d424b5.htm

The prospectus supplement relating to the notes is available under the following link: https://www.sec.gov/Archives/edgar/data/821533/000119312520205362/d889048d424b3.htm.

[1]

A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The prospectus relating to the notes is available through the following link: https://www.sec.gov/Archives/edgar/data/821533/000119312520205348/d889037d424b3.htm.

Alternatively, TD Securities will arrange to send you the prospectus, which you may request by calling toll-free +1-855-495-9846.

Notice by Bank of Montreal Europe plc and Citigroup Global Markets Europe AG to Distributors Regarding MiFID II Product Governance

Bank of Montreal Europe plc and Citigroup Global Markets Europe AG acting in their capacity as manufacturers of the notes in the meaning of Directive 2014/65/EU and implementing legislation (as amended, “MiFID II”) hereby inform prospective distributors for the purpose of the product governance rules under MiFID II that the target market assessment made by Bank of Montreal Europe plc and Citigroup Global Markets Europe AG in respect of the notes in accordance with the product governance rules under MiFID II has led Bank of Montreal Europe plc and Citigroup Global Markets Europe AG to the conclusion that: (i) the target market for the notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the notes are appropriate. Any distributor should take into consideration the target market assessment of Bank of Montreal Europe plc and Citigroup Global Markets Europe AG; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the target market assessment of Bank of Montreal Europe plc and Citigroup Global Markets Europe AG), determining appropriate distribution channels and performing the suitability and appropriateness assessment with respect to each client.

Notice by The Toronto-Dominion Bank to Distributors regarding UK MiFIR Product Governance

The Toronto-Dominion Bank acting in its capacity as manufacturer of the notes for the purposes of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) hereby informs prospective distributors for the purpose of the UK MiFIR Product Governance Rules that the target market assessment made by The Toronto-Dominion Bank in respect of the notes in accordance with the UK MiFIR Product Governance Rules has led The Toronto-Dominion Bank to the conclusion that: (i) the target market for the notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, as defined in Regulation 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”); and (ii) all channels for distribution of the notes are appropriate. Any distributor should take into consideration the target market assessment of The Toronto-Dominion Bank; however, a distributor subject to UK MiFIR Product Governance Rules is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the target market assessment of The Toronto-Dominion Bank), determining appropriate distribution channels and performing the suitability and appropriateness assessment with respect to each client.